September 26, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Miso Robotics, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed September 9, 2022
File No. 024-11964

Dear Ms. Woo,

We acknowledge receipt of comments in your letter of September 23, 2022 regarding the Offering Statement of Miso Robotics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A Our Business, page 16

1.	You disclose that in in 2021 and 2020, two customers accounted for a total of 84% and 92% of the company’s revenue, respectively. Please identify the two customers and discuss the material terms of your agreements, if any, with these customers. If material, please file the agreements as exhibits. Balance your discussion of other customers in the offering statement by disclosing the amount of revenue that you have been generating from each. Please also add a risk factor addressing your reliance on two customers and any uncertainties regarding those relationships.

The Company has amended its disclosure to include additional discussion of the two customers in its discussion of its operating results. The Company has also included an additional risk factor identifying the historical importance of those customers. Each of the customers of the company is subject to a master services agreement entered into with the customer in the ordinary course of business. Regardless, the Company has included a form of the master services agreement as an exhibit to the offering statement.

Compensation to Directors and Executive Officers, page 27

2.	We note your revisions to the Compensation of Directors and Officers chart. Please revise to reflect the accurate sum of all five directors as a group. The sum is currently zero, but the chart shows that at least $120,000 was paid to Buck Jordan, President and Director.

The Company has amended its disclosure to correct this error.

Security Ownership of Management and Certain Security Holders, page 28

3.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities such as New Direction Trust Company, Odyssey Trust Company, and Dealmaker.

The Company has amended its disclosure to clarify control of the respective shares under the disclosure requirements of the Form 1-A.

Plan of Distribution and Selling Security Holders

Bonus Shares for Certain Investors (Up to 10%), page 36

4.	Please disclose whether investors will be required to pay any fees to create a Dealmaker account in order to be eligible to receive bonus shares.

The Company has amended its disclosure to clarify that no fees are required to create a Dealmaker account.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Buck Jordan

Chief Executive Officer

Miso Robotics, Inc.

561 East Green Street

Pasadena, CA 91101